SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. ___)


                               EP MedSystems, Inc.
                              --------------------
                                (Name of Issuer)

            Common Stock, no par value, stated value $0.001 per share
           ----------------------------------------------------------
                         (Title of Class of Securities)

                                   26881-P-103
                              --------------------
                                 (CUSIP Number)

                           B. Joseph Alley, Jr., Esq.
                            2800 One Atlantic Center
                           1201 West Peachtree Street
                           Atlanta, Georgia 30309-3450
                              --------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 2001
                              --------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act, (however, see the Notes).

================================================================================
1    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                        Cardiac Capital, LLC
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                  (a) |x|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds
                                     00, WC
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                          |_|

--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                     Georgia
--------------------------------------------------------------------------------
7    Sole Voting Power
                                   2,250,000*
--------------------------------------------------------------------------------
8    Shared Voting Power
                                        0
--------------------------------------------------------------------------------
9    Sole Dispositive Power
                                   2,250,000*
--------------------------------------------------------------------------------
10   Shared Dispositive Power
                                       0
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   2,250,000*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares |_|

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                  15.6 percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                       OO
================================================================================

* Includes 750,000 shares issuable upon exercise of outstanding warrants exercisable by Cardiac Capital, LLC, the record owner of the shares of common stock and warrant shares, which are exercisable at a price of $4.00 per share.

================================================================================
1    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                             Rollins Investment Fund
--------------------------------------------------------------------------------

2    Check the Appropriate Box if a Member of a Group                  (a) |x|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                     00, WC
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                          |_|
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                     Georgia
--------------------------------------------------------------------------------
7    Sole Voting Power
                                        0
--------------------------------------------------------------------------------
8    Shared Voting Power
                                   2,250,000*
--------------------------------------------------------------------------------
9    Sole Dispositive Power
                                        0
--------------------------------------------------------------------------------
10   Shared Dispositive Power
                                   2,250,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   2,250,000*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                  15.6 percent
--------------------------------------------------------------------------------
14   Type of Reporting Person
                                       PN

================================================================================

* Includes 750,000 shares issuable upon exercise of outstanding warrants exercisable by Cardiac Capital, LLC, the record owner of the shares of common stock and warrant shares, which are exercisable at a price of $4.00 per share. Rollins Investment Fund owns 50% of Cardiac Capital, LLC. Rollins Investment Fund disclaims beneficial ownership of one-half of such shares of common stock and warrant shares.

================================================================================
1    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                               R. Randall Rollins
--------------------------------------------------------------------------------
2    Check   the   Appropriate   Box  if  a   Member   of  a   Group   (a) |x|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only

--------------------------------------------------------------------------------
4    Source of Funds
                                       00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                          |_|
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power
                                        0
--------------------------------------------------------------------------------
8    Shared Voting Power
                                   2,250,000*
--------------------------------------------------------------------------------
9    Sole Dispositive Power
                                       0
--------------------------------------------------------------------------------
10   Shared Dispositive Power
                                   2,250,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   2,250,000*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                  15.6 percent
--------------------------------------------------------------------------------
14   Type of Reporting Person
                                       IN
================================================================================

* Includes 750,000 shares issuable upon exercise of outstanding warrants exercisable by Cardiac Capital, LLC, the record owner of the shares of common stock and warrant shares, which are exercisable at a price of $4.00 per share. Mr. R. Randall Rollins' ownership is indirect as a 50% owner of Rollins Investment Fund which is a 50% owner of Cardiac Capital, LLC, the record owner of the shares. Mr. R. Randall Rollins disclaims beneficial ownership of one-half of such shares of common stock and warrant shares.

================================================================================
1    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                                 Gary W. Rollins
--------------------------------------------------------------------------------
2    Check the Appropriate Box if a Member of a Group                  (a) |x|
                                                                       (b) |_|
--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds
                                       00
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                          |_|
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power
                                        0
--------------------------------------------------------------------------------
8    Shared Voting Power
                                   2,250,000*
--------------------------------------------------------------------------------
9    Sole Dispositive Power
                                        0
--------------------------------------------------------------------------------
10   Shared Dispositive Power
                                   2,250,000*
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                   2,250,000*
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                  15.6 percent

--------------------------------------------------------------------------------
14   Type of Reporting Person
                                       IN
================================================================================

* Includes 750,000 shares issuable upon exercise of outstanding warrants exercisable by Cardiac Capital, LLC, the record owner of the shares of common stock and warrant shares, which are exercisable at a price of $4.00 per share. Mr. Gary W. Rollins' ownership is indirect as a 50% owner of Rollins Investment Fund which is a 50% owner of Cardiac Capital, LLC, the record owner of the shares. Mr. Gary W. Rollins disclaims beneficial ownership of one-half of such shares of common stock and warrant shares.

================================================================================
1    Name of Reporting Persons I.R.S. Identification Nos. of Above Persons
                                David A. Jenkins
--------------------------------------------------------------------------------
2    Check   the   Appropriate   Box  if  a   Member   of  a   Group   (a) |x|
                                                                       (b) |_|

--------------------------------------------------------------------------------
3    SEC Use Only
--------------------------------------------------------------------------------
4    Source of Funds
                                     00, PF
--------------------------------------------------------------------------------
5    Check Box if Disclosure of Legal  Proceedings is Required Pursuant to Items
     2(d) or 2(e)                                                          |_|
--------------------------------------------------------------------------------
6    Citizenship or Place of Organization
                                  United States
--------------------------------------------------------------------------------
7    Sole Voting Power
                                  1,092,400(1)
--------------------------------------------------------------------------------
8    Shared Voting Power
                                  2,250,000(2)

--------------------------------------------------------------------------------
9    Sole Dispositive Power
                                  1,092,400(1)
--------------------------------------------------------------------------------
10   Shared Dispositive Power
                                  2,250,000(2)
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned by Each Reporting Person
                                 3,342,400(1)(2)
--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares |_|
--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                  23.1 percent
--------------------------------------------------------------------------------
14   Type of Reporting Person
                                       IN
================================================================================

(1) Includes 165,000 shares issuable upon exercise of fully vested options. Also includes 160,000 shares held by Mr. Jenkins as trustee for the Dalin Class Trust, 42,500 shares held by Mr. Jenkins' wife and 20,000 shares held by Mr. Jenkins' wife as custodian for his children. Mr. Jenkins disclaims beneficial ownership of 42,500 shares held by his wife and 20,000 shares held by his wife as custodian for his children.
(2) Includes 750,000 shares issuable upon exercise of outstanding warrants exercisable by Cardiac Capital, LLC, the record owner of the shares of common stock and warrant shares, which are exercisable at a price of $4.00 per share. Mr. Jenkins' ownership is indirect as a 50% owner of Cardiac Capital, LLC, the record owner of the shares. Mr. Jenkins disclaims beneficial ownership of one-half of such shares of common stock and warrant shares.

ITEM 1. SECURITY AND ISSUER

     This statement relates to the common stock, no par value, stated value $0.001 per share, of EP MedSystems, Inc., a New Jersey corporation ("EP MedSystems"). The principal executive office of EP MedSystems is located at:

               100 Stierli Court
               Mount Arlington, NJ 07856

ITEM 2. IDENTITY AND BACKGROUND

          (a)  This Schedule 13D is filed by:

               Cardiac  Capital,   LLC,  a  Georgia  limited  liability  company
               ("Cardiac Capital")
               Rollins Investment Fund, a Georgia general partnership
               R. Randall Rollins
               Gary W. Rollins
               David A. Jenkins

               The members of Cardiac Capital are Rollins Investment Fund and David A. Jenkins, the Chairman of the Board, President and Chief Executive Officer of EP MedSystems. Each member of Cardiac Capital owns a 50% membership interest in Cardiac Capital.

               Rollins Investment Fund's principal business is investment in business enterprises. The partners of Rollins Investment Fund are
               R. Randall Rollins and Gary W. Rollins.

          (b) The address of the principal business and principal office of Cardiac Capital, LLC and Rollins Investment Fund are 2170 Piedmont Road, N.E., Atlanta, Georgia 30324, c/o Joe M. Young.

          (c) R. Randall Rollins is Chairman of the Board and Chief Executive Officer of Rollins, Inc. and RPC, Inc., and Chairman of the Board of Directors of Marine Products Corporation. The address for Mr. Rollins is c/o Rollins, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

               Gary W. Rollins is President and Chief Operating Officer of Rollins, Inc. The address of Mr. Rollins is c/o Rollins, Inc., 2170 Piedmont Road, N.E., Atlanta, Georgia 30324.

               David A. Jenkins is Chairman of the Board, President and Chief Executive Officer of EP MedSystems. The address of Mr. Jenkins is c/o EP MedSystems, Inc., 100 Stierli Court, Mount Arlington, New Jersey 07856.

          (d) During the past five years, none of Cardiac Capital, Rollins Investment Fund, or, to the best of their knowledge, any person set forth in Item 2(a) above, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          (e) During the past five years, none of Cardiac Capital, Rollins Investment Fund, or, to the best of their knowledge, any person set forth in Item 2(a) above, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

          (f) Each individual set forth in Item 2(a) above is a citizen of the United States.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On March 28, 2001, Cardiac Capital acquired 1,500,000 shares of common stock of EP MedSystems for $1.99 per share and warrants for 750,000 additional shares of common stock at a price of $0.02 per warrant share pursuant to an Amended and Restated Common Stock and Warrant Purchase Agreement, dated as of February 16, 2001, by and among EP MedSystems, Cardiac Capital and one other purchaser. The purchase price for the shares of EP MedSystems common stock and warrants was $3.0 million, the source of which was working capital of Cardiac Capital.
Cardiac Capital was formed by Rollins Investment Fund contributing cash of $3,002,500 and David A. Jenkins contributing cash of $2,500 and securities with a value of $3,000,000. Cardiac Capital directly made the investment in EP MedSystems. A copy of the Amended and Restated Common Stock and Warrant Purchase Agreement is filed herewith as Exhibit 99.1.

ITEM 4. PURPOSE OF TRANSACTION

The purpose of the transaction is solely for investment purposes.

          (a) Cardiac Capital also acquired, in conjunction with the purchase of EP MedSystems common stock, warrants for the purchase of 750,000 additional shares of common stock at an exercise price of $4.00 per share, subject to adjustment. The warrants contain the following provisions:

               o    the exercise  period of the warrant is any time or from time
                    to  time   between   the  date  of  closing  and  the  fifth
                    anniversary of closing;

               o    the initial exercise price is $4.00 per share;

               o the warrants may be exercised on a "cashless" basis whereby the warrant holder would receive an amount of common stock in return for surrendering its warrant to EP MedSystems for cancellation instead of paying the exercise price. The number of shares which the warrant holder would receive by exercising its rights to purchase upon a "cashless" basis would be determined by a formula in the warrant, which number would in any event be less than the number of warrant shares to which the warrant holder would be entitled upon payment of the exercise price; and

               o upon the occurrence of certain events that would otherwise dilute the aggregate value of the common stock issuable pursuant to the warrants, the exercise price or the number of warrant shares, or both, will be adjusted to avoid such dilution.

A copy of the form of warrant is set forth as Exhibit B to the Amended and Restated Common Stock and Warrant Purchase Agreement filed herewith as Exhibit 99.1.

          (b)-(j) None.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          (a)-(b) See Items 7-13 of the cover pages.

          (c) See Item 3. No other transactions in EP MedSystems' securities have been effected by Cardiac Capital, Rollins Investment Fund or an individual named in Item 2 above within the last sixty days.

          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sales of, the securities of EP MedSystems.

          (e)  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Rollins Investment Fund and David A. Jenkins, together with EP MedSystems, have entered into a letter agreement, dated March, 2001 (the "Letter Agreement"), pursuant to which David A. Jenkins has agreed that he shall forbear from selling any shares of common stock of EP MedSystems owned by him, and shall cause his spouse, his lineal descendants and any trust for the benefit of any of them to similarly forbear from selling any shares of common stock of EP MedSystems owned by any of them during the first year following the closing without the prior written consent of Rollins Investment Fund. Under the Letter Agreement, Mr. Jenkins has further agreed that, notwithstanding any provision to the contrary in the Operating Agreement of Cardiac Capital, the decision of Cardiac Capital to exercise its registration rights after the first anniversary of the closing may be made by Rollins Investment Fund in its sole judgment and without the consent of Mr. Jenkins. A copy of the Letter Agreement is filed herewith as
Exhibit 99.2.

The Registration Rights Agreement provides that EP MedSystems will prepare and file with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-3 for the purpose of registering under the Securities Act of 1933, as amended (the "Securities Act"), all of the shares of common stock sold if requested to do so at any time after the first anniversary of the closing by holders of at least 30% of the shares of common stock issued. The Registration Rights Agreement also provides that EP MedSystems will prepare and file with the SEC a registration statement on Form S-3 for the purpose of registering under the Securities Act all of the common stock issued or issuable pursuant to the warrants sold if requested to do so at any time between the first and fifth anniversaries of the closing by holders of at least 50% of the common stock issued or issuable pursuant to the warrants. Cardiac Capital owns approximately 92% of the common stock and warrants purchased. EP MedSystems is obligated to use its best efforts to cause such registration(s) to become effective within 120 days of filing with the SEC and to keep such registration statement(s) effective until (i) the investors have sold all of the shares of the common stock registered thereunder, or (ii) the investors can sell all of the shares of the common stock purchased by them in the financing within a three-month period pursuant to Rule 144 under the Securities Act, without volume limitation. In the event that EP MedSystems proposes to register any shares of its common stock under the Securities Act at any time after the closing, EP MedSystems will be required to include in EP MedSystems' registration statement those shares of common stock acquired which the investors request that EP MedSystems include. EP MedSystems shall be obligated to pay for the expenses associated with any registrations, other than underwriting discounts and commissions and transfer taxes.

A copy of the form of Registration Rights Agreement is set forth as Exhibit A to the Amended and Restated Common Stock and Warrant Purchase Agreement filed herewith as Exhibit 99.1.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          99.1 Amended and Restated Common Stock and Warrant Purchase Agreement dated February 16, 2001

          99.2 Letter Agreement dated March, 2001

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  April 4, 2001

                                        CARDIAC CAPITAL, LLC


                                        /s/     David A. Jenkins
                                        ----------------------------------------
                                        By:     David A. Jenkins
                                        Its:    Chief Executive Officer



                                        ROLLINS INVESTMENT FUND,
                                        a Georgia general partnership



                                        /s/     R. Randall Rollins
                                        ----------------------------------------
                                        By:     R. Randall Rollins
                                        Its:    General Partner



                                        /s/     R. Randall Rollins
                                        ----------------------------------------
                                                R. Randall Rollins



                                        /s/     Gary W. Rollins
                                        ----------------------------------------
                                                Gary W. Rollins


                                        /s/     David A. Jenkins
                                        ----------------------------------------
                                                David A. Jenkins

                             JOINT FILING AGREEMENT


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that it knows or has reason to believe that such information is inaccurate.

This Agreement may be executed in counterparts and each of such counterparts taken together shall constitute one and the same instrument.


Dated:  April 4, 2001

                                        CARDIAC CAPITAL, LLC


                                        /s/     David A. Jenkins
                                        ----------------------------------------
                                        By:     David A. Jenkins
                                        Its:    Chief Executive Officer



                                        ROLLINS INVESTMENT FUND,
                                        a Georgia general partnership



                                        /s/     R. Randall Rollins
                                        ----------------------------------------
                                        By:     R. Randall Rollins
                                        Its:    General Partner



                                        /s/     R. Randall Rollins
                                        ----------------------------------------
                                                R. Randall Rollins



                                        /s/     Gary W. Rollins
                                        ----------------------------------------
                                                Gary W. Rollins


                                        /s/     David A. Jenkins
                                        ----------------------------------------
                                                David A. Jenkins